UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2018
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

March 5, 2018

3.	NEWS RELEASE

The press release announcing this material change was issued on March 5, 2018 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on March 5, 2018 that its Board of Directors has approved a Normal Course Issuer Bid (“NCIB”). The Company will purchase for cancellation up to 10% of the public float at the time of the announcement.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation will purchase for cancellation up to 6,590,095 common shares ("Shares"), representing 10% of the public float at the time of the announcement of the NCIB and the maximum number of Shares that may be purchased under the NCIB.

Under the NCIB, up to 4,189,185 Shares, representing 5% of the 83,783,704 Shares issued and outstanding at the time of the announcement of the NCIB, will be purchased on the open market through the facilities of the NASDAQ Global Select Market (“NASDAQ”) and alternative trading systems in the United States pursuant to Rule 10b-18 under the U.S. Securities Exchange Act of 1934. The remaining Shares under the NCIB will be purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”).

Purchases under the NCIB will commence on March 13, 2018 and end no later than March 12, 2019. Purchases will be made from time to time at the then current market price of the Company’s Shares and all Shares purchased will be cancelled.

Subject to certain exceptions for block purchases, daily repurchases under the program through the NASDAQ and alternative trading systems in the United States will not exceed 25 percent of the Company’s average daily trading volume for the four week period preceding the date of purchase.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.	DATE OF REPORT

March 6, 2018

METHANEX CORPORATION
Name:    Kevin Price
Title:     General Counsel & Corporate Secretary

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 6, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary